EXHIBIT 99.1

Galapagos receives transparency notification from Wellington Management Group LLP

Mechelen, Belgium; 25 October 2019; 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a new transparency notification from Wellington Management Group LLP.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 22 October 2019 from Wellington Management Group LLP, who indicated that, following a disposal of ordinary shares, the remaining 3,079,573 Galapagos ordinary shares held by its entirely-controlled subsidiary Wellington Management Company LLP represent 4.97% of the current 61,953,831 outstanding Galapagos shares and thus, with the ordinary shares portion of its total position, crossed below the 5% threshold of Galapagos’ voting rights on 8 October 2019. In addition, through its wholly owned subsidiary Wellington Management Company LLP, it now also holds 615,676 American Depositary Shares and 8,322 equity swaps with expiration in 2020, bringing the new total number of voting rights for Wellington Management Group to 3,703,571, which represents 5.98% of total outstanding shares. The full transparency notice is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. The company’s pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Galapagos’ ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts
Investors:	Media:
Elizabeth Goodwin	Carmen Vroonen
VP IR	Senior Director Communications
+1 781 460 1784	+32 473 824 874

Sofie Van Gijsel	Evelyn Fox
Director IR	Director Communications
+32 485 19 14 15	+31 6 53 591 999
ir@glpg.com	communications@glpg.com

1    Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market